Exhibit 4.19

Summary

of

Strategic Agreement

Between

China Telecom Corp Ltd

and

China Communications Service Corporation Limited

dated August 30, 2006

Our Company entered into a Strategic Agreement with China Communications Service Corporation Limited on August 30, 2006. Based on the agreement and in order to achieve the strategic goals of each party, both parties agree to establish strategic cooperation in their existing business areas and some possible business areas in future in line with the principles of mutual benefit, win-win cooperation and mutual supplement.

Agreement period: This strategic agreement went into effect on the date of approval by the independent shareholders of our Company and will be in effect for three years since then. This strategic agreement will extend automatically for another three year upon expiration and there is no limit to the times of such extension unless either party informs the other party that it will not extend the agreement six months in advance of the expiration date.

Scope of the strategic cooperation: Pursuant to the terms and conditions of the Strategic Agreement, the business areas of the strategic alliance between the two parties include design, implementation and supervision of the communications engineering, maintenance management service, system integration for VIP clients, informationalization services for SMEs, information services, sales channel and sales representative service, usage of telecommunication and other new businesses arising from time to time which are appropriate for the collaboration between the two parties. Either party that provides services shall give priority to the other party when providing services under the Strategic Agreement to the other party and any independent third party on equal terms. The services set forth above shall comply with the related standards of China or the standards agreed by both parties, and shall be on terms no less favourable than those available to any third parties to which the same or similar services are provided by either party. Without breaching the requirements under PRC laws, in respect of the same services, where the terms and conditions of services provided by either party of the Strategic Agreement are the same as those provided by an independent third party, the party under the Strategic Agreement shall have the priority to be appointed as the service provider by the other party.

Our Company pledges that within three years since the date when the strategic agreement went into effect, services in terms of design, implementation and supervision of the communications engineering it buys from China Communications shall count for no less than 12.5% of the annual total amount of capital expenditure of the wholly-owned subsidiaries of our Company under the Strategic Agreement. China Communications pledges that (a) China Communications shall offer no less than 5% discount based on the applicable price standard for the services it provides to our Company; (b) if a lack of its ability to provide services occurs, it shall, in accordance with the development needs of our Company, give priority to providing our Company with services in terms of design, implementation and supervision of the communications engineering on equal terms; (c) it shall make full use of its own business advantages to provide our Company with quality services up to our standard, and shall make investment in terms of such resources as human resources, equipment and capital to develop its such abilities to provide the services needed by our Company as technological upgrading and acquisition of new qualifications, etc.; (d) the services in terms of design, implementation and supervision of the communications engineering it shall provide to our Company are comprehensive and all-round package services and it pledges to provide through quality control.

Our Company pledges that within three years since the date when the strategic agreement went into effect, on terms similar to those offered by other service providers, our Company shall buy maintenance management service worth no less than 1.33 billion RMB yuan from China Communications. China Communications pledges to provide our Company with high-quality, professional maintenance management service, taking advantage of its professionalism and scale operation, and to help our Company achieve the goal of lowering cost expenditure.

Our company pledges that during the strategic transformation of our Company from a traditional basic telecommunication operator to a comprehensive information service provider and the exploration of other businesses, without breaching the requirements under PRC laws, for other services appropriate for the collaboration between the two parties (e.g. client-oriented system integration, comprehensive information solution, call center, value-added services provided over wireline telephone networks, value-added services provided over mobile networks, value-added services provided over Internet networks, etc.), the terms and conditions of which provided by China Communications are the same as those provided by any independent third party, our Company shall give priority to China Communications in terms of service opportunities and cooperation opportunities. China Communications pledges its support to the strategic transformation of our Company from a traditional basic telecommunication operator to a comprehensive information service provider, to the development of strategic transformation services of our Company, and to the market development of both parties, including but not limited to (a) if our Company has new operation outsourcing demands and service amount increases due to our operational needs, China Communications shall make every endeavor to give priority to the demands of our Company and provide our Company with quality services; (b) for other new businesses and services modes of our Company, China Communications shall, in view of the business development of our Company, make full use of its strength in IT such as system integration and software development, and in sales outlets and maintenance to actively support the business development of our Company.

China Communications pledges to actively facilitate the business development of our Company with all its might. Its specific measures are as follows: (a) China Communications pledges to support actively the implementation of the sales and planning for marketing outlets layout of our Company and to play the role of exploring and extending the channel network of our Company. As the sales and marketing agent for our Company, China Communications also pledges to give priority to the recommendation of the products and services of our Company to its clients when the terms of the agent contracts by other operators are almost the same. It also pledges to give adequate training to its employees so that they can familiarize themselves with the various products and services of our Company and to provide the clients with satisfactory services; (b) China Communications pledges that when it carries out ICT businesses independently (e.g. China Communications provides independently system integration services and software development services for VIP clients or SMEs), it shall always employ the voice and data products and services provided by our Company unless the clients have designated otherwise; (c) China Communications pledges to employ the voice and data products and services of our Company when it has demands for voice and data products and services.